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                                                      Filed by Tyson Foods, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                                under the Securities Act of 1934
                                                      Subject Company: IBP, inc.
                                                      Commission File No. 1-6085
                                                                January 17, 2001

                            Press Release issued by Tyson dated January 17, 2001
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Media Contact:    Ed Nicholson
                  (501) 290-4591

Investor Contact  Louis Gottsponer
                  (501) 290-4826

TYSON EXTENDS CASH TENDER OFFER FOR IBP TO JANUARY 24, 2001

Springdale, Arkansas (January 17, 2001)--Tyson Foods, Inc. (NYSE: TSN) today announced that it is extending the expiration date of its offer to purchase for cash up to 50.1% of the outstanding shares of common stock of IBP, inc. (NYSE:
IBP). The offer is now scheduled to expire on January 24, 2001 at 12:00 midnight, New York City time. Except as modified by this extension, the terms and conditions of the cash tender offer remain in effect and unmodified. As of the close of business on January 16, 2001, 78,253,224 shares of IBP common stock, representing 74.1% of the total outstanding shares, had been tendered and not withdrawn pursuant to the cash tender offer.

Tyson extended the cash tender offer because the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has not yet expired. On December 27, 2000, the Department of Justice requested additional information about Tyson's live swine business. The company has provided information in response to this request and continues to work with the DOJ to obtain prompt approval of the transaction.

The company also announced that Tyson and IBP continue to work diligently to prepare the documentation necessary to commence the exchange offer for IBP shares that are not purchased in the cash tender offer. Tyson expects that the exchange offer will be completed by the middle of March.

About Tyson Foods, Inc.
Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Original(R) brand, as well as a leading provider of live swine.

Forward Looking Statements.
Certain statements contained in this communication are "forward-looking statements", such as statements relating to future events and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
LASSO ACQUISITION CORPORATION ("LASSO"), A WHOLLY OWNED SUBSIDIARY OF TYSON FOODS, INC. ("TYSON") HAS COMMENCED AN OFFER FOR UP TO 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK, OF IBP, INC. ("IBP") AT $30.00 NET PER SHARE TO SELLER IN CASH. THE OFFER CURRENTLY IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON WEDNESDAY, JANUARY 24, 2001, UNLESS EXTENDED BY LASSO IN ITS DISCRETION. TYSON'S OFFER IS BEING MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF IBP'S SHARES. MORE DETAILED INFORMATION PERTAINING TO TYSON'S
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OFFER AND THE PROPOSED EXCHANGE OFFER AND MERGER WILL BE SET FORTH IN
APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP or exchange offer for IBP shares. Any issuance of Tyson Class A common stock in any proposed merger with IBP or exchange offer for IBP shares would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.